[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

November 21, 2017

VIA EDGAR

Sally Samuel

Division of Investment Management

Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

RE:	The GDL Fund

(File Nos. 333-213902 & 811-21969)

Dear Ms. Samuel:

Thank you for your oral comments provided on August 28, 2017 regarding your review of Pre-Effective Amendment No. 2 to the registration statement on Form N-2 filed on August 8, 2017 (the “Registration Statement”) by The GDL Fund (the “Fund”) with the U.S. Securities and Exchange Commission. The Fund has considered your comments and authorized us to respond on its behalf as set forth below. Changes will be reflected in Pre-Effective Amendment No. 3 (the “Amendment”) to the Registration Statement, which the Fund intends to file following your review of this letter.

Your oral comments are summarized in bold to the best of our understanding, followed by the Fund’s responses. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

* * * * * * *

Sally Samuel

November 21, 2017

Comments and Responses

General

1.	Page 14 of the Prospectus Summary, under the section entitled “Management and Fees,” and page 53 of the Prospectus, under the section “Fees of the Investment Adviser,” discuss the calculation of the performance fee. Please confirm that “average weekly managed assets during the period” refers to the average weekly managed assets during the calendar year measurement period for the Fund’s fulcrum fee.

The Fund confirms that “average weekly managed assets during the period” refers to average weekly managed assets during the calendar year measurement period for the Fund’s fulcrum fee. The Fund will clarify this point in the Amendment.

Summary of Fund Expenses

2.	Please add disclosure in Footnote 1 explaining how the Sales Load of 1.86% is calculated. In addition, please disclose in Footnote 1 that the preferred shares sales load is an expense borne by the Fund and indirectly by the holders of its common shares.

The Fund will make the requested changes in the Amendment. The following is a draft of the revised Footnote 1 referenced in your comment:

Estimated maximum amount based on offering of $120 million in common shares and $80 million in preferred shares. The estimates assume a 1.00% sales load on common shares and $675,000 in common offering expenses, and 3.15% sales load on preferred shares and $366,000 in preferred offering expenses. The total sales load was estimated by adding together the dollar amount of the estimated sales loads on the estimated common and preferred share offerings, and dividing by the total maximum offering price of securities that may be sold pursuant to this registration statement. Sales load on preferred shares is an expense borne by the Fund and indirectly by the holders of its common shares. This estimated expense, which amounts to $2,520,000, based on the estimated preferred share offering amount of $80 million, is reflected in the expense example following this table, and reflects an expense to common shareholders that is estimated to equal 0.75% of net assets attributable to common shares, assuming net assets attributable to common shares of approximately $336.8 million (which includes issuance of $120 million in common shares). Actual sales loads and offering expenses may be higher or lower than these estimates and will be set forth in the Prospectus Supplement if applicable.

Sally Samuel

November 21, 2017

3.	Please describe the Fund’s accounting treatment for preferred share sales load and offering expenses in the Fund’s books and records.

The Fund supplementally informs the staff that the offering costs and sales load related to offerings of preferred shares are accounted for as reductions in paid-in capital.

4.	Please add a reference to any one-time fee for the deposit of any Fund share certificates with American Stock Transfer to the Summary of Fund Expenses table.

The Fund has informed us that American Stock Transfer does not charge any such fees pursuant to the Fund’s automatic dividend reinvestment and voluntary cash purchase plan.

Risk Factors and Special Considerations

5.	On page 49 of the Prospectus, please revise the first two sentences under the heading “Special Risks to Holders of Common Shares—Dilution Risks” to delete the references to possible accretion of net asset value.

The Fund will make the requested changes in the Amendment.

Description of the Securities

6.	Page 70 of the Prospectus, under the heading “Subscription Rights,” states that “the Fund will not issue subscription rights to preferred shareholders to buy common shares at a price less than the current net asset value of the common shares.” Please explain how issuing subscription rights to purchase common shares at a net price at or above NAV per share to preferred shareholders is not dilutive to common shareholders and your legal basis for such issuances. Further, explain how the Fund’s board of trustees could make a determination that such issuances would be in the best interest of the Fund and existing shareholders.

Selling common shares at a net price at or above NAV per share is not prohibited by Section 23(b) of the 1940 Act. The Fund does not believe it makes any difference whether those shares are issued in an underwritten offering, in “at the market” sales or via a rights offering that includes preferred shareholders. Such sales would not be any more dilutive to existing common shareholders’ NAV (through the incurrence of offering expenses other than sales load) or voting power than other commonly used methods of selling common shares at a net price at or above NAV per share (such as underwritten offerings or “at the market” sales programs), and could be accretive to NAV per share.

Nonetheless, the Fund has no current intent to make such a rights offering and will therefore revise the referenced disclosure to reflect that it will only issue subscription rights to holders of its (i) common shares to purchase common or preferred shares or (ii) preferred shares to purchase preferred shares (subject to applicable law). Cf. The Gabelli Healthcare & WellnessRx Trust, Form N-2 filed on April 5, 2017.

Sally Samuel

November 21, 2017

Prospectus Supplements

7.	Generally, where potential common share dilution in connection with rights offerings is described in the Prospectus Supplements, please add a form of example of such dilution.

The Fund will make the requested change in the Amendment. A draft of the proposed example is included as Appendix A to this letter.

8.	Page R-1 provides a form of prospectus supplement for notes. We remind the Fund not to use the term “senior” with respect to future offerings of its debt securities.

Noted.

9.	Page S-1 provides, “As a result of the Offering, you may experience dilution or accretion of the aggregate net asset value of your Common Shares depending upon whether the Fund’s net asset value per Common Share is above or below the subscription price on the expiration date.” Please place brackets around “or accretion” and “or below” in this sentence and in comparable legends on the covers of other forms of prospectus supplements.

The Fund will make the requested change in the Amendment.

10.	Please revise the Fund’s securities lending disclosure consistent with the comments provided by the staff in connection with shelves filed by other funds in the Fund’s fund complex.

The Fund will make the requested change in the Amendment. The proposed revised disclosure is included as Appendix B to this letter.

11.	The cover page states that the Fund may offer subscription rights to purchase common and preferred shares together. Please include additional disclosure in the prospectus regarding what such subscription rights would entitle an investor to purchase. Please address whether the common and preferred shares would be required to trade as a “unit” for any period of time following the expiration of such a rights offering and the issuance of securities pursuant thereto. If so, please consider whether it is necessary to register such a “unit” as a separate security. Please also add an undertaking in Item 34 that the Fund undertakes to only offer rights to purchase common and preferred shares together after a post-effective amendment to the Registration Statement relating to such rights has been declared effective.

The Fund will add disclosure to the prospectus further describing the nature of subscription rights to purchase common and preferred shares together that the Fund would issue pursuant to the Registration Statement. A draft of this proposed disclosure is included as Appendix C to this letter.

Sally Samuel

November 21, 2017

While also addressed in the disclosure to be added to the prospectus, the Fund supplementally informs the staff that while it would expect the terms of any such rights offering to require investors to purchase both common and preferred shares together – and prohibit the exercise of rights to purchase only one or the other – the common and preferred shares purchased pursuant to such a rights offering would at no time be required to trade together as a “unit” or a “combination.” Rather, from their initial issuance upon the expiration of the rights offering, each common share and each preferred share purchased would be separately listed and tradable. Such an offering would be similar to that conducted by The Gabelli Global Utility & Income Trust in 2013. See The Gabelli Global Utility & Income Trust, Prospectus Supplement, dated May 6, 2013, to Prospectus dated April 3, 2013 (File No. 333-175701).

The Fund therefore believes that it is not necessary to register any separate “unit” or “combination” security with respect to such an offering. Nonetheless, based on our discussions with the staff with respect to this comment, the Fund will add the following undertaking to Item 34 of the Registration Statement:

Registrant undertakes to only offer rights to purchase common and preferred shares together after a post-effective amendment to the Registration Statement relating to such rights has been declared effective.

* * * * * * *

Should you have any additional comments or concerns, please do not hesitate to contact me at (617) 573-4836 or Tom DeCapo at (617) 573-4814.

Best regards,

/s/ Kenneth E. Burdon

Kenneth E. Burdon

Sally Samuel

November 21, 2017

Appendix A

Dilution. As with any security, the price of the Fund’s Common Shares fluctuates with market conditions and other factors. [The Common Shares are currently trading at a [premium] to their net asset value.] However, shares of closed-end investment companies frequently trade at a discount from their net asset values. This characteristic is a risk separate and distinct from the risk that the Fund’s net asset value could decrease as a result of its investment activities and may be greater for shareholders expecting to sell their Common Shares in a relatively short period of time following completion of this Rights offering. The net asset value of the Common Shares will be reduced immediately following this Rights offering as a result of the accrual of certain offering costs.

If you do not exercise all of your Rights, you may own a smaller proportional interest in the Fund when the Rights offering is over. In addition, you will experience an immediate dilution of the aggregate net asset value per share of your Common Shares if you do not participate in the Rights offering and will experience a reduction in the net asset value per share whether or not you exercise your Rights, if the Subscription Price is below the Fund’s net asset value per Common Share on the Expiration Date, because:

•	the offered Common Shares are being sold at less than their current net asset value;

•	you will indirectly bear the expenses of the Rights offering; and

•	the number of Common Shares outstanding after the Rights offering will have increased proportionately more than the increase in the amount of the Fund’s net assets.

On the other hand, if the Subscription Price is above the Fund’s net asset value per share on the Expiration Date, you may experience an immediate accretion of the aggregate net asset value per share of your Common Shares even if you do not exercise your Rights and an immediate increase in the net asset value per share of your Common Shares whether or not you participate in the offering, because:

•	the offered Common Shares are being sold at more than their current net asset value after deducting the expenses of the Rights offering; and

•	the number of Common Shares outstanding after the Rights offering will have increased proportionately less than the increase in the amount of the Fund’s net assets.

[Furthermore, if you do not participate in the Over-Subscription Privilege, if it is available, your percentage ownership may also be diluted.] The Fund cannot state precisely the amount of any dilution because it is not known at this time what the net asset value per share will be on the Expiration Date or what proportion of the Rights will be exercised. The impact of the Rights offering on net asset value per share is shown by the following examples, assuming a $[•] Subscription Price:

Sally Samuel

November 21, 2017

Scenario 1: (assumes net asset value per share is above subscription price)(1)
NAV	$	[	•]
Subscription Price	$	[	•]
Reduction in NAV($)(2)	$	[	•]
Reduction in NAV(%)		[	•]%
[Scenario 2: (assumes net asset value per share is below subscription price)(1)
NAV	$	[	•]
Subscription Price	$	[	•]
Increase in NAV($)(2)	$	[	•]
Increase in NAV(%)		[	•]% ]

(1)	Both examples assume the full Primary Subscription and Secondary Over-Subscription Privilege are exercised. Actual amounts may vary due to rounding.

(2)	Assumes $[•] in estimated offering expenses.

If you do not wish to exercise your Rights, you should consider selling them as set forth in this Prospectus Supplement. Any cash you receive from selling your Rights may serve as partial compensation for any possible dilution of your interest in the Fund. The Fund cannot give assurance, however, that a market for the Rights will develop or that the Rights will have any marketable value.

[The Fund’s largest shareholders could increase their percentage ownership in the Fund through the exercise of the Primary Subscription and Over-Subscription Privilege.]

[Additional risks to be provided]

Sally Samuel

November 21, 2017

Appendix B

Securities Lending Disclosure

Consistent with applicable regulatory requirements and the Fund’s investment restrictions, the Fund may lend its portfolio securities to securities broker-dealers or financial institutions, provided that such loans are callable at any time by the Fund (subject to notice provisions described below), and are at all times collateralized by cash or cash equivalents, which are maintained at all times in an amount equal to at least 100% of the market value, determined daily, of the loaned securities. The advantage of such loans is that the Fund continues to receive the income on the loaned securities while at the same time earning interest on the cash amounts deposited as collateral, which will be invested in short term highly liquid obligations. The Fund will not lend its portfolio securities if such loans are not permitted by the laws or regulations of any state in which its shares are qualified for sale. The Fund’s loans of portfolio securities will be collateralized in accordance with applicable regulatory requirements, which means that “cash equivalents” accepted as collateral will be limited to securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities or irrevocable letters of credit issued by a bank (other than the Fund’s bank lending agent, if any, or a borrower of the Fund’s portfolio securities or any affiliate of such bank or borrower) which qualifies as a custodian bank for an investment company under the 1940 Act, and no loan will cause the value of all loaned securities to exceed 20% of the value of the Fund’s total assets. The Fund’s ability to lend portfolio securities may be limited by rating agency guidelines (if any).

A loan may generally be terminated by the borrower on one business day’s notice, or by the Fund at any time thereby requiring the borrower to redeliver the borrowed securities within the normal and customary settlement time for securities transactions. If the borrower fails to deliver the loaned securities within the normal and customary settlement time for securities transactions, the Fund could use the collateral to replace the securities while holding the borrower liable for any excess of replacement cost over the value of the collateral pledged by the borrower. As with any extensions of credit, there are risks of delay in recovery and in some cases even loss of rights in the collateral should the borrower of the securities violate the terms of the loan or fail financially. However, these loans of portfolio securities will only be made to firms deemed by the Investment Adviser to be creditworthy and when the income which can be earned from such loans justifies the attendant risks. The Board will oversee the creditworthiness of the contracting parties on an ongoing basis. Upon termination of the loan, the borrower is required to return the securities to the Fund. Any gain or loss in the market price during the loan period would inure to the Fund.

The risks associated with loans of portfolio securities are substantially similar to those associated with repurchase agreements. Thus, if the counter party to the loan petitions for bankruptcy or becomes subject to the United States Bankruptcy Code, the law regarding the rights of the Fund is unsettled. As a result, under extreme circumstances, there may be a restriction on the Fund’s ability to sell the collateral and the Fund would suffer a loss. Moreover, because the Fund will reinvest any cash collateral it receives, as described above, the Fund is subject to the risk that the value of the investments it makes will decline and result in losses to the Fund. These losses, in

Sally Samuel

November 21, 2017

extreme circumstances such as the 2007-2009 financial crisis, could be substantial and have a significant adverse impact on the Fund and its shareholders.

When voting or consent rights which accompany loaned securities pass to the borrower, the Fund will follow the policy of calling the loaned securities, to be delivered within one day after notice, to permit the exercise of such rights if the matters involved would have a material effect on the Fund’s investment in such loaned securities. The Fund will pay reasonable finder’s, administrative and custodial fees in connection with a loan of its securities, and may also pay fees to one or more securities lending agents and/or pay other fees or rebates to borrowers.

Sally Samuel

November 21, 2017

Appendix C

Subscription Rights to Purchase Common and Preferred Shares. The Fund may issue subscription rights which would entitle holders to purchase both common and preferred shares in a ratio to be set forth in the applicable Prospectus Supplement. In accordance with the 1940 Act, at least three rights would be required to subscribe for one common share. It is expected that rights to purchase both common and preferred shares would require holders to purchase an equal number of common and preferred shares, and would not permit holders to purchase an unequal number of common or preferred shares, or purchase only common shares or only preferred shares. For example, such an offering might be structured such that three rights would entitle an investor to purchase one common share and one preferred share, and such investor would not be able to choose to purchase only a common share or only a preferred share upon the exercise of his, her or its rights.

The common shares and preferred shares issued pursuant to the exercise of any such rights, however, would at all times be separately tradeable securities. Such common and preferred shares would not be issued as a “unit” or “combination” and would not be listed or traded as a “unit” or “combination” on a securities exchange, such as the NYSE, at any time. The applicable Prospectus Supplement will set forth additional details regarding an offering of subscription rights to purchase common and preferred shares.